September 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Amendment No. 5 to Registration Statement on Form F-1

Filed August 14, 2024

File No. 333-274115

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 5, 2024, relating to the above-referenced Registration Statement filed by New Century Logistics (BVI) Ltd (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.

We note your disclosure here that you and all of your directors and officers and certain shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of your Ordinary Shares or securities convertible into or exercisable or exchangeable for your Ordinary Shares for a period of six (6) months after the date of this prospectus. This appears inconsistent with your disclosure at pages 119 and 126, which states that you have agreed not to, for a period of six (6) months from the effective date of the registration statement of which this prospectus forms a part, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of your Ordinary Shares or securities that are substantially similar to your September 5, 2024 Ordinary Shares. Please revise your disclosure to clarify when each applicable lock-up period begins for each respective party.

Response	The Registration Statement has been revised to disclose consistently throughout each applicable lock-up period in accordance with the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer